UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35891

Coca-Cola HBC AG

(Exact name of registrant as specified in its charter)

Coca-Cola HBC AG
Turmstrasse 26
CH-6300 Zug
Switzerland
+41 41 726 0110
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, including those represented by American depositary shares

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports from the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐

(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐

(for debt securities)	(for prior Form 15 filers)

PART I

Item 1.                                 Exchange Act Reporting History

A.                                    Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”), the predecessor of Coca-Cola HBC AG (“Coca-Cola HBC”) first incurred a duty to file reports under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of being certified to be listed on the New York Stock Exchange (the “NYSE”) on October 7, 2002, and filing a registration statement on Form 20-F/A (Commission File No. 001-31466) on October 8, 2002 with the Securities and Exchange Commission (the “Commission”).

On March 19, 2013, Coca-Cola HBC commenced an exchange offer (the “Exchange Offer”) for all Coca-Cola Hellenic ordinary shares (“Coca-Cola Hellenic Shares”), including Coca-Cola Hellenic Shares represented by Coca-Cola Hellenic ADSs, in exchange for ordinary shares of Coca-Cola HBC (“Coca-Cola HBC Shares”), or Coca-Cola HBC Shares represented by Coca-Cola HBC ADSs, as applicable, on a one-for-one basis. On April 22, 2013, Coca-Cola HBC announced that 355,009,014 Coca-Cola Hellenic Shares, representing 96.85% of all issued Coca-Cola Hellenic Shares had been tendered into the Exchange Offer. The purpose of the Exchange Offer was to facilitate a premium listing of the Coca-Cola Hellenic group of companies (the “CCH Group”) on the London Stock Exchange (the “LSE”) and listing on the NYSE under a new Swiss holding company, Coca-Cola HBC.  As a result of the Exchange Offer, Coca-Cola HBC became a successor registrant to Coca-Cola Hellenic, pursuant to Rule 12g-3(a) under the Exchange Act.

As Coca-Cola HBC held more than 90% of the total issued Coca-Cola Hellenic Shares after completion of the Exchange Offer, under Greek law it became subject to a statutory sell-out right of its shareholders to sell, and subsequently exercised its statutory buy-out right to compulsorily acquire all remaining Coca-Cola Hellenic Shares, including such Shares represented by Coca-Cola Hellenic ADSs, in consideration for Coca-Cola HBC Shares and Coca-Cola HBC ADSs on a one-for-one basis or for cash consideration (respectively the “Greek Statutory Sell-Out” and the “Greek Statutory Buy-Out”).  Pursuant to the Greek Statutory Buy-Out, Coca-Cola Hellenic became a wholly owned subsidiary of Coca-Cola HBC on June 17, 2013.

The Coca-Cola HBC shares issued pursuant to the Exchange Offer, the Greek Statutory Sell-Out, and the Greek Statutory Buy-Out were registered on Form F-4 (333-184685) declared effective by the Commission on March 11, 2013 (the “Form F-4”). Coca-Cola HBC ADS were registered on Form F-6 (333-185536) declared effective by the Commission on March 11, 2013 (the “Form F-6”).

Following the Exchange Offer, the Greek Statutory Sell-Out, and the Greek Statutory Buy-Out, the Coca-Cola Hellenic Shares, including those represented by Coca-Cola Hellenic ADSs, were delisted from the NYSE and deregistered from reporting obligations under Section 12(b) of the Exchange Act pursuant to the Form 25 filed by the NYSE on June 26, 2013, and deregistered from reporting obligations under Section 12(g) and Section 15(d) of the Exchange Act pursuant to the Form 15F filed by Coca-Cola Hellenic on August 30, 2013.

The Coca-Cola HBC Shares, including those represented by Coca-Cola HBC ADSs, were delisted from the NYSE and deregistered from reporting obligations under Section 12(b) of the Exchange Act pursuant to the Form 25 filed by Coca-Cola HBC on July 14, 2014, which became effective on July 24, 2014.

B.                                    For the 12 months preceding the filing of this Form 15F, Coca-Cola HBC has filed or submitted all reports required under Sections 13(a) and 15(d) of the Exchange Act and the corresponding rules and regulations promulgated by the Commission, including its annual report on Form 20-F for the fiscal year ending December 31, 2013.  Coca-Cola HBC has no other classes of securities other than those that are the subject of this Form 15F filing for which Coca-Cola HBC has reporting obligations under the Exchange Act.

Item 2.                                 Recent United States Market Activity

No Coca-Cola HBC Shares or Coca-Cola HBC ADSs have been sold by Coca-Cola HBC in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”), since the issuance of Coca-Cola HBC Shares and Coca-Cola HBC ADSs pursuant to the Form F-4 and Form F-6 described above in the Greek Statutory Buy-Out, which was completed on June 17, 2013.

Item 3.                                 Foreign Listing and Primary Trading Market

A.                                    The foreign jurisdiction that constitutes the primary trading market for the Coca-Cola HBC Shares is the United Kingdom. In the United Kingdom, Coca-Cola HBC Shares have been admitted to the premium listing segment of the Official List of the UK Listing Authority and admitted to trading on the LSE’s main market for listed securities.

B.                                    The Coca-Cola HBC Shares have been listed on LSE’s main market in the United Kingdom since April 29, 2013, including at the time of filing this Form 15F and during the 12-month period immediately preceding the date hereof.

C.                                    During the 12-month period beginning on June 18, 2013 and ending on June 18, 2014, the average daily trading volume (“ADTV”) of the Coca-Cola HBC Shares that took place in, on or through the facilities of a securities market or markets (including off-exchange and on-exchange transactions) in the United Kingdom during the 12-month period was approximately 88.41% of the ADTV of Coca-Cola HBC Shares (including Coca-Cola HBC Shares represented by Coca-Cola HBC ADSs) on a worldwide basis (including off-exchange and on-exchange transactions).

Item 4.                                 Comparative Trading Volume Data

A.            Coca-Cola HBC is relying on Rule 12h-6(a)(4)(i) and is using the 12-month period beginning June 18, 2013 and ending June 18, 2014 to meet the requirements of that Rule.

B.            During this 12-month period, the ADTV of Coca-Cola HBC Shares (including Coca-Cola HBC Shares represented by Coca-Cola HBC ADSs) in the United States (including off-exchange and on-exchange transactions) was approximately 13,143 Coca-Cola HBC Shares, and the ADTV of Coca-Cola HBC Shares (including Coca-Cola HBC Shares represented by Coca-Cola HBC ADSs) on a worldwide basis (including off-exchange and on-exchange transactions) was approximately 1,002,190 Coca-Cola HBC Shares.

C.            During this 12-month period, the ADTV of Coca-Cola HBC Shares (including Coca-Cola HBC Shares represented by Coca-Cola HBC ADSs) in the United States (including off-exchange and on-exchange transactions) was approximately 1.31% of the ADTV of Coca-Cola HBC Shares (including Coca-Cola HBC Shares represented by Coca-Cola HBC ADSs) on a worldwide basis (including off-exchange and on-exchange transactions).

D.            On July 14, 2014, Coca-Cola HBC filed a Form 25 with the Commission to delist the Coca-Cola HBC Shares and the Coca-Cola HBC ADSs from the NYSE. With effect from July 24, 2014, the Coca-Cola HBC Shares and Coca-Cola HBC ADSs were delisted from the New York Stock Exchange. During the 12-month period beginning July 24, 2013 and ending July 24, 2014, the ADTV of Coca-Cola HBC Shares (including Coca-Cola HBC Shares represented by Coca-Cola HBC ADSs) in the United States (including off-exchange and on-exchange transactions) was approximately 1.51% of the ADTV of Coca-Cola HBC Shares (including Coca-Cola HBC Shares represented by Coca-Cola HBC ADSs) on a worldwide basis (including off-exchange and on-exchange transactions).

E.            Coca-Cola HBC established a sponsored American depositary shares facility (the “Sponsored ADS Program”) in respect of the Coca-Cola HBC Shares pursuant to the deposit agreement filed as an exhibit to the Form F-6 described above. On June 30, 2014, Coca-Cola HBC announced its intention to terminate the Sponsored ADS Program. Notice of termination was sent to holders of Coca-Cola HBC ADSs by the , Citibank, N.A. (“Citibank”), the depositary for the Sponsored ADS Program, on July 1, 2014. Citibank established an unsponsored American depositary shares program in respect of the Coca-Cola HBC shares.  Citibank registered the unsponsored American depositary shares on Form F-6 (333-197118). On July 1, 2014, Citibank and Coca-Cola HBC agreed to amend the deposit agreement for the Sponsored ADS Program to provide that, promptly following the termination of the deposit agreement on August 1, 2014, any Coca-Cola HBC ADSs that were not surrendered for cancellation (and remain outstanding) would be exchanged by Citibank for the corresponding number of unsponsored American depositary shares issued by Citibank.  A notice of amendment of the deposit agreement and termination of the Sponsored ADS Program was distributed by Citibank to the holders of Coca-Cola HBC ADSs on July 1, 2014.  Coca-Cola HBC is not and will not be involved in any way with the establishment or maintenance of the unsponsored American depositary shares program that Citibank intends to establish.  During the 12-month period beginning August 1, 2013 and ending August 1, 2014, the ADTV of Coca-Cola HBC Shares (including Coca-Cola HBC Shares represented by Coca-Cola HBC ADSs) in the United States (including off-exchange and on-exchange transactions) was approximately 1.55% of the ADTV of Coca-Cola HBC Shares (including Coca-Cola HBC Shares represented by Coca-Cola HBC ADSs) on a worldwide basis (including off-exchange and on-exchange transactions).

F.             Coca-Cola HBC used Bloomberg as the source of the ADTV information used for determining whether Coca-Cola HBC meets the requirements of Rule 12h-6 under the Exchange Act.

Item 5.                                 Alternative Record Holder Information

Not applicable.

Item 6.                                 Debt Securities

Not applicable.

Item 7.                                 Notice Requirement

A.                                    On June 30, 2014, Coca-Cola HBC published the notice, required by Rule 12h-6(h) under the Exchange Act, by way of a press release disclosing its intent to deregister and terminate its reporting obligations under the Exchange Act.

B.                                    A copy of the press release was distributed to the NYSE and submitted to the Commission under cover of a Form 6-K on June 30, 2014.

Item 8.                                 Prior Form 15 Filers

Not applicable.

PART II

Item 9.                                 Rule 12g3-2(b) Exemption

Coca-Cola HBC will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, http://www.coca-colahellenic.com.

PART III

Item 10.                          Exhibits

None.

Item 11.                          Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)                                 The ADTV of its subject class of securities in the United States exceeded 5 percent of the ADTV of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)                                 Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)                                 It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Coca-Cola HBC AG has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Coca-Cola HBC AG certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: August 4, 2014	Coca-Cola HBC AG

	By:	/s/ Jan Gustavsson
	Name:	Jan Gustavsson
	Title:	General Counsel and Company Secretary